EXHIBIT 3.(ii)


                           AMENDMENT TO THE BYLAWS OF
                              SONOMA VALLEY BANCORP

          - Adopted by the Board of Directors effective July 19, 2006 -

Article III of the Bylaws was amended to include the following section:

"SECTION 16 - MANDATORY RETIREMENT

     Subject to Section 3 of this Article, any director shall hold office for any number of terms until such director attains the age of sixty-five (65), upon which time it shall be mandatory for such director to retire from service as a director of the corporation. Retirement benefits, if any, shall be afforded to any director who retires, subject to terms and conditions of any plan, benefits or compensation structure(s) in place at such time.

     Notwithstanding the foregoing, the mandatory retirement condition may be waived for any director that becomes subject to the conditions thereof by a majority vote of all the other directors then serving on the Board. Such a majority vote shall be determined by secret ballot."